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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Caution Revealed in IBM and Magic Software Sponsored Insurance Technology Survey

Senior Insurance IT Managers See Budget Constraints As Compelling Issue

In Business Integration

Irvine, California (June 26, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today that recent survey results showed that top technology decision-makers in the insurance industry are struggling with budget constraints as they face decisions between spending on immediate integration projects and overall integration architecture.

More than 200 senior life insurance industry decision makers recently participated in the business integration survey sponsored by IBM and Magic Software, in conjunction with Lapis Business Solutions.

The survey results revealed that IT spending in the business integration sector is not as immune to overall economic trends as some had previously thought. Seven out of ten insurance industry IT executives identified cost of integration project implementation as a very important factor while fully 91% saw business integration costs as either an important or very important issue to their organization. This emphasis on cost containment certainly makes sense in the current industry climate.

One clear answer to economic pressures and competitive opportunities is to implement technology initiatives designed to attain cost-savings, increased productivity and efficiencies, such as application integration and business process management projects, especially in heterogeneous environments. In fact, about one half of the respondents are considering a UNIX, Linux or iSeries platform for their business integration server.

Fully one half of interview participants say they plan to move ahead with an application integration project within 18 months. But typical budgets range between $200,000 and 300,000, much lower than the cost of traditional integration projects. Half of all respondents plan web-enablement of legacy applications while 40 percent of those surveyed plan content management and other legacy integration projects. Customer Relationship Management (CRM) integration is on the agenda of fewer than eight percent of insurance companies surveyed.

“Quite a few insurance industry IT execs are following a two-track approach to achieve the promise of business integration (EAI) and business process management (BPM),” said David Leichner, vice president of worldwide marketing for Magic Software Enterprises. “One track consists of the development of an all encompassing EAI and BPM strategy involving investment in a new integration architecture – a strategy that may not result in a major project success even in the next two years. The second track involves going for quick wins through relatively small integration projects, thus the short timeframes and lower budgets.”

This is exciting news for Magic Software Enterprises as Magic’s recently introduced iBOLT Integration Suite (http://www.magicsoftware.com/ibolt) enables companies to rapidly achieve quick integration implementations in a joint EAI/BPM framework. The choice between point-to-point integration projects and a comprehensive integration framework is no longer a decision that must be driven by budget considerations.

“The whole insurance industry has been buffeted through 2003 by the impact of lower investment portfolio returns, customer retention issues, and regulatory change,” said Leichner. “And coupled with business changes, the pace of technology change has even accelerated. Like other information intensive businesses, the life insurance industry uses technology as a defining edge in competition. For this reason, the use of new technologies in insurance is more common than in other sectors, including XML-based document management and Web services applications deployment. Our iBOLT Integration Suite provides the right fit for these requirements.”

With iBOLT it is possible to implement a comprehensive integration framework to solve specific integration tasks, with technology that is very cost competitive with traditional integration project costs. The iBOLT starter kit list price is $65,000 while the cost of the typical iBOLT installation begins at about $130,000 with optional components and professional services included.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 26 June, 2003